Q2 FY2024
ENDAVA ANNOUNCES SECOND QUARTER FISCAL YEAR 2024 RESULTS

Q2 FY2024
10.6% Year on Year Revenue Decrease to £183.6 million
8.1% Revenue Decrease at Constant Currency
Diluted EPS £0.14 compared to £0.26 in the prior year comparative period
Adjusted diluted EPS £0.30 compared to £0.59 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company"), a leading technology services company combining world-class engineering, industry expertise and a people-centric mindset, today announced results for the three months ended December 31, 2023, the second quarter of its 2024 fiscal year ("Q2 FY2024").
"Our results for Q2 FY2024 were in line with our prior guidance, with a revenue decrease of 8.1% in constant currency year over year. The uncertain economic environment continues to impact near-term client decision making. We now have numerous projects where discovery work has been done, but clients are hesitating on when to commit to sizeable spend needed to build production-ready systems. This said, we believe we have a very well positioned and strong business and are confident that despite current softness in demand, in the longer term, the opportunity for us is very attractive. Additionally, I am thrilled to announce today our acquisition of GalaxE Solutions, a leading provider of digital transformation and product development services to blue chip US companies mainly in Healthcare with delivery from India,” said John Cotterell, Endava's CEO.

SECOND QUARTER FISCAL YEAR 2024 FINANCIAL HIGHLIGHTS:
•Revenue for Q2 FY2024 was £183.6 million, a decrease of 10.6% compared to £205.2 million in the same period in the prior year.
•Revenue decrease at constant currency (a non-IFRS measure)* was 8.1% for Q2 FY2024, compared to growth of 23.4% in the same period in the prior year.
•Profit before tax for Q2 FY2024 was £10.6 million, compared to £20.3 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure)* for Q2 FY2024 was £22.7 million, or 12.4% of revenue, compared to £43.0 million, or 20.9% of revenue, in the same period in the prior year.

Q2 FY2024
•Profit for the period was £8.3 million, resulting in a diluted earnings per share ("EPS") of £0.14, compared to profit of £15.0 million and diluted EPS of £0.26 in the same period in the prior year.
•Adjusted profit for the period (a non-IFRS measure)* was £17.5 million, resulting in adjusted diluted EPS (a non-IFRS measure)* of £0.30, compared to adjusted profit for the period of £34.3 million and adjusted diluted EPS of £0.59 in the same period in the prior year.
CASH FLOW:
•Net cash from operating activities was £35.0 million in Q2 FY2024, compared to £40.9 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure)* was £33.6 million in Q2 FY2024, compared to £37.0 million in the same period in the prior year.
•At December 31, 2023, Endava had cash and cash equivalents of £198.6 million, compared to £164.7 million at June 30, 2023.

* Definitions of the non-IFRS measures used by the Company and a reconciliation of such measures to the related IFRS financial measure can be found under the sections below titled “Non-IFRS Financial Information” and “Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures.”

OTHER METRICS FOR THE QUARTER ENDED DECEMBER 31, 2023:
•Headcount totaled 11,539 at December 31, 2023, with an average of 10,461 operational employees in Q2 FY2024, compared to a headcount of 12,183 at December 31, 2022 and an average of 11,107 operational employees in Q2 FY2023.
•Number of clients with over £1 million in revenue on a rolling twelve-month basis was 150 at December 31, 2023, compared to 156 clients at December 31, 2022.
•Top 10 clients accounted for 34% of revenue in Q2 FY2024, compared to 31% in the same period in the prior year.
•By geographic region, 31% of revenue was generated in North America, 26% was generated in Europe, 34% was generated in the United Kingdom and 9% was generated in the rest of the world in Q2 FY2024. This compares to 33% in North America, 23% in Europe, 39% in the United Kingdom and 5% in the Rest of the World in the same period in the prior year.

Q2 FY2024
•By industry vertical, 26% of revenue was generated from Payments, 14% from Banking and Capital Markets (BCM), 8% from Insurance, 23% from Technology, Media and Telecommunications (TMT), 11% from Mobility, and 18% from Other in Q2 FY2024. This compares to 29% from Payments, 17% from BCM, 7% from Insurance, 22% from TMT, 10% from Mobility, and 15% from Other in the same period in the prior year.

OUTLOOK:
Third Quarter Fiscal Year 2024:
Endava expects revenue will be in the range of £174.0 million to £176.0 million, representing a constant currency revenue decrease of between 12.0% and 11.0% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £0.17 to £0.19 per share.

Full Fiscal Year 2024:
Endava expects revenue will be in the range of £722.0 million to £735.0 million, representing a constant currency revenue decrease of between 7.0% and 5.0% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £1.09 to £1.22 per share.

This above guidance for the third quarter and full fiscal year 2024 assumes the exchange rates on January 31, 2024 (when the exchange rate was 1 British Pound to 1.27 US Dollar and 1.17 Euro).

Endava is not able, at this time, to reconcile its expectations for the third quarter and full fiscal year 2024 for a rate of revenue decrease at constant currency or adjusted diluted EPS to their most directly comparable IFRS measures as a result of the uncertainty regarding, and the potential variability of, reconciling items such as share-based compensation expense, amortisation of acquired intangible assets, foreign currency exchange (gains)/losses, restructuring costs and fair value movement of contingent consideration, as applicable. Accordingly, a reconciliation is not available without unreasonable effort, although it is important to note that these factors could be material to Endava's results computed in accordance with IFRS.

The guidance provided above is forward-looking in nature. Actual results may differ materially. See “Forward-Looking Statements” below.

Q2 FY2024

RECENT BUSINESS HIGHLIGHTS:

On February 29, 2024, Endava announced it has entered into a definitive agreement to acquire 100% ownership of GalaxE Group, Inc. (“GalaxE”) headquartered in New Jersey, United States. When completed, the transaction will add approximately 1,650 employees to Endava and provide several key strategic benefits to Endava: (1) Significantly expands Endava’s footprint in North America; (2) Provide deep domain expertise in the U.S. Healthcare market; (3) Establishes Endava’s delivery operations in India and (4) Complementary platform capabilities focused on enterprise digital transformation. Total consideration for the acquisition is $405 million, primarily in cash with some stock, of which $30 million is conditional upon future performance of the GalaxE business. The transaction is expected to close in early April 2024 subject to the completion of customary closing conditions and approvals, including the expiration of the required waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.

On February 28, 2024, Endava and Equiniti announced the expansion of their strategic relationship. Equiniti is a leading international provider of tech-enabled shareholder, retirement and remediation services. We have established a 5-year deal of £75m net new revenue to support the delivery of their transformative product and tech roadmap. This deal strengthens Endava and Equiniti’s existing three year relationship and delivers significant growth for Endava's Capital Markets business.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am ET today, February 29, 2024, to review its Q2 FY2024 results. To participate in Endava’s Q2 FY2024 earnings conference call, please dial in at least five minutes prior to the scheduled start time (844) 481-2736 or (412) 317-0665 for international participants, Conference ID: Endava Call.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday, March 29, 2024.

Q2 FY2024

ABOUT ENDAVA PLC:
Technology is our how. And people are our why. By combining world-class engineering, industry expertise and a people-centric mindset, we consult and partner with our customers to create technological solutions that drive innovation and transform businesses. From ideation to production, we support our customers with tailor-made solutions across various industries and all around the world.

Endava services clients in Payments, Banking and Capital Markets, Insurance, TMT, Consumer Products, Retail, Mobility and Healthcare. As of December 31, 2023, 11,539 Endavans provided services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates).
NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Condensed Consolidated Statements of Comprehensive Income, Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flows presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance in this press release. These measures include revenue (decrease)/growth rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue decrease/growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average currency rates in effect for the fiscal quarter ended December 31, 2022 were used to convert revenue for the fiscal quarter ended December 31, 2023 and the revenue for the comparable prior period.

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange (gains)/losses, restructuring costs and fair value movement of contingent consideration, all of which are non-

Q2 FY2024
cash items except for the restructuring costs and realised foreign currency exchange (gains)/ losses.

Adjusted profit for the period is defined as Adjusted PBT less the tax charge for the period adjusted for the tax impact of the adjustments to PBT.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

FORWARD-LOOKING STATEMENTS:
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding the uncertain economic environment and Endava’s expectations of current and prospective client demand for Endava offerings in upcoming periods; Endava's long-term opportunity; Endava's strategic partnership with Equiniti, including Endava's expectations regarding net new revenue attributable to the relationship; Endava's acquisition of GalaxE Solutions, including the overall impact on Endava's business and the timing of closing of the

Q2 FY2024
transaction; and Endava’s ability to achieve its anticipated growth and future financial performance, including management's financial outlook for the third quarter and full fiscal year 2024. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s business, results of operations and financial condition may be negatively impacted by the Russia-Ukraine military conflict and related sanctions, conflict in the Middle East or if general economic conditions in Europe, the United States or the global economy worsen, including increased inflation and potential future bank failures; the perceived impact and effect of macroeconomic conditions on Endava and its customers; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilization rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s ability to maintain an effective system of disclosure controls and internal control over financial reporting; and Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava's Annual Report on Form 20-F for the year ended June 30, 2023 filed with the SEC on September 19, 2023 and in other filings that Endava makes from time to time with the SEC. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

Q2 FY2024
INVESTOR CONTACT:
Endava plc
Laurence Madsen, Head of Investor Relations
Investors@endava.com

Q2 FY2024
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six Months Ended December 31		Three Months Ended December 31
	2023	2022(1)	2023	2022(1)
	£’000	£’000	£’000	£’000
REVENUE	371,973	401,410	183,552	205,241
Cost of sales
Direct cost of sales	(259,412)	(249,253)	(132,093)	(126,282)
Allocated cost of sales	(13,218)	(12,243)	(6,586)	(6,460)
Total cost of sales	(272,630)	(261,496)	(138,679)	(132,742)
GROSS PROFIT	99,343	139,914	44,873	72,499
Selling, general and administrative expenses	(78,618)	(79,886)	(40,255)	(39,704)
OPERATING PROFIT	20,725	60,028	4,618	32,795
Net finance income / (expense)	7,193	(1,189)	5,987	(12,524)
PROFIT BEFORE TAX	27,918	58,839	10,605	20,271
Tax on profit on ordinary activities	(7,205)	(12,092)	(2,258)	(5,252)
PROFIT FOR THE PERIOD	20,713	46,747	8,347	15,019
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	1,869	823	(2,873)	(7,157)
TOTAL COMPREHENSIVE INCOME / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	22,582	47,570	5,474	7,862

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	58,101,072	56,962,777	58,300,691	57,219,704
Weighted average number of shares outstanding - Diluted	58,367,296	57,923,559	58,602,535	57,959,580
Basic EPS (£)	0.36	0.82	0.14	0.26
Diluted EPS (£)	0.35	0.81	0.14	0.26

Q2 FY2024
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2023	June 30, 2023	December 31, 2022
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	255,749	240,818	189,684
Intangible assets	61,561	66,216	55,114
Property, plant and equipment	23,181	25,940	24,768
Lease right-of-use assets	54,949	65,084	62,034
Deferred tax assets	21,314	20,156	13,491
Financial assets and other receivables	6,386	5,242	1,393
TOTAL	423,140	423,456	346,484
ASSETS - CURRENT
Trade and other receivables	170,318	177,866	173,750
Corporation tax receivable	2,327	4,042	2,343
Financial assets	186	56	226
Cash and cash equivalents	198,602	164,703	185,323
TOTAL	371,433	346,667	361,642
TOTAL ASSETS	794,573	770,123	708,126
LIABILITIES - CURRENT
Lease liabilities	13,782	14,573	13,768
Trade and other payables	84,678	91,159	96,481
Corporation tax payable	5,103	5,940	4,245
Contingent consideration	5,335	7,650	6,385
Deferred consideration	2,499	1,267	9,858
TOTAL	111,397	120,589	130,737
LIABILITIES - NON CURRENT
Lease liabilities	45,645	54,441	53,953
Deferred tax liabilities	13,730	14,623	11,021
Contingent consideration	—	3,809	—
Deferred consideration	3,280	4,837	1,407
Other liabilities	543	516	545
TOTAL	63,198	78,226	66,926
EQUITY
Share capital	1,167	1,155	1,150
Share premium	17,753	14,625	21,389
Merger relief reserve	48,139	42,805	30,003
Retained earnings	566,589	522,926	462,767
Other reserves	(13,644)	(10,176)	(4,691)
Investment in own shares	(26)	(27)	(155)
TOTAL	619,978	571,308	510,463
TOTAL LIABILITIES AND EQUITY	794,573	770,123	708,126

Q2 FY2024
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended December 31		Three Months Ended December 31
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	20,713	46,747	8,347	15,019
Income tax charge	7,205	12,092	2,258	5,252
Non-cash adjustments	31,833	24,974	16,033	18,875
Tax paid	(4,814)	(10,047)	(2,466)	(8,437)
Net changes in working capital	(3,314)	(7,635)	10,864	10,186
Net cash from operating activities	51,623	66,131	35,036	40,895

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(2,200)	(7,591)	(1,393)	(4,148)
(Loss) / proceeds from disposal of non-current assets	(27)	16	(30)	(3)
Payment for acquisition of subsidiary, net of cash acquired	(6,710)	(32,397)	(2,528)	(32,397)
Other acquisition-related settlements	(6,680)	—	—	—
Interest received	3,522	797	1,957	432
Net cash used in investing activities	(12,095)	(39,175)	(1,994)	(36,116)

FINANCING ACTIVITIES
Proceeds from sublease	87	237	31	92
Repayment of lease liabilities	(7,420)	(6,491)	(3,500)	(3,392)
Interest and debt financing costs paid	(583)	(423)	(296)	(206)
Grant received	230	220	23	220
Proceeds from exercise of options	3,129	2,266	3,118	2,245
Net cash used in financing activities	(4,557)	(4,191)	(624)	(1,041)
Net change in cash and cash equivalents	34,971	22,765	32,418	3,738

Cash and cash equivalents at the beginning of the period	164,703	162,806	168,191	182,395
Exchange differences on cash and cash equivalents	(1,072)	(248)	(2,007)	(810)
Cash and cash equivalents at the end of the period	198,602	185,323	198,602	185,323

Q2 FY2024
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE (DECREASE)/GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Six Months Ended December 31		Three Months Ended December 31
	2023	2022	2023	2022
REVENUE (DECREASE) / GROWTH RATE AS REPORTED UNDER IFRS	(7.3)%	31.6%	(10.6)%	30.2%
Foreign exchange rates impact	2.8%	(6.9)%	2.5%	(6.8)%
REVENUE (DECREASE) / GROWTH RATE AT CONSTANT CURRENCY	(4.5)%	24.6%	(8.1)%	23.4%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Six Months Ended December 31		Three Months Ended December 31
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000

PROFIT BEFORE TAX	27,918	58,839	10,605	20,271
Adjustments:
Share-based compensation expense	23,556	15,909	13,617	6,365
Amortisation of acquired intangible assets	7,085	6,207	3,684	3,188
Foreign currency exchange (gains) / losses, net	2,685	7,533	4,764	14,947
Restructuring costs	—	1,113	—	1,113
Fair value movement of contingent consideration	(8,706)	(7,143)	(9,942)	(2,894)
Total adjustments	24,620	23,619	12,123	22,719
ADJUSTED PROFIT BEFORE TAX	52,538	82,458	22,728	42,990

PROFIT FOR THE PERIOD	20,713	46,747	8,347	15,019
Adjustments:
Adjustments to profit before tax	24,620	23,619	12,123	22,719
Tax impact of adjustments	(4,916)	(4,734)	(2,977)	(3,404)
ADJUSTED PROFIT FOR THE PERIOD	40,417	65,632	17,493	34,334

Q2 FY2024
RECONCILIATION OF ADJUSTED DILUTED EARNINGS PER SHARE:

	Six Months Ended December 31		Three Months Ended December 31
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000

DILUTED EARNINGS PER SHARE (£)	0.35	0.81	0.14	0.26
Adjustments:
Share-based compensation expense	0.40	0.27	0.23	0.11
Amortisation of acquired intangible assets	0.12	0.11	0.06	0.06
Foreign currency exchange (gains) / losses, net	0.05	0.13	0.08	0.26
Restructuring costs	—	0.02	—	0.02
Fair value movement of contingent consideration	(0.15)	(0.14)	(0.16)	(0.06)
Tax impact of adjustments	(0.08)	(0.08)	(0.05)	(0.06)
Total adjustments	0.34	0.31	0.16	0.33
ADJUSTED DILUTED EARNINGS PER SHARE (£)	0.69	1.12	0.30	0.59

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Six Months Ended December 31		Three Months Ended December 31
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000

Net cash from operating activities	51,623	66,131	35,036	40,895
Adjustments:
Grant received	230	220	23	220
Net purchase of non-current assets (tangible and intangible)	(2,227)	(7,575)	(1,423)	(4,151)
Adjusted Free cash flow	49,626	58,776	33,636	36,964

Q2 FY2024
SUPPLEMENTARY INFORMATION
SHARE-BASED COMPENSATION EXPENSE

	Six Months Ended December 31		Three Months Ended December 31
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000

Direct cost of sales	16,318	10,297	9,516	4,340
Selling, general and administrative expenses	7,238	5,612	4,101	2,025
Total	23,556	15,909	13,617	6,365

DEPRECIATION AND AMORTISATION

	Six Months Ended December 31		Three Months Ended December 31
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000

Direct cost of sales	10,049	8,626	4,853	4,539
Selling, general and administrative expenses	8,712	7,461	4,489	3,843
Total	18,761	16,087	9,342	8,382
EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

	Six Months Ended December 31		Three Months Ended December 31
	2023	2022	2023	2022

Closing number of total employees (including directors)	11,539	12,183	11,539	12,183
Average operational employees	10,606	11,031	10,461	11,107

Top 10 customers %	34%	32%	34%	31%
Number of clients with > £1m of revenue (rolling 12 months)	150	156	150	156

Geographic split of revenue %
North America	31%	34%	31%	33%
Europe	25%	22%	26%	23%
UK	35%	40%	34%	39%
Rest of World (RoW)	9%	4%	9%	5%
Industry vertical split of revenue %
Payments	27%	30%	26%	29%
Banking and Capital Markets	14%	16%	14%	17%
Insurance	8%	7%	8%	7%
TMT	23%	22%	23%	22%
Mobility	11%	10%	11%	10%
Other	17%	15%	18%	15%

Q2 FY2024

FOOTNOTES

(1) The presentation of the income statement has been changed to no longer separately disclose the net impairment gains/(losses) on financial assets on the face of the Condensed Consolidated Statements of Comprehensive Income, but include them within Selling, general and administrative expenses.